Exhibit 99.1

Baozun Announces Damage Estimates Relating to a Fire at a Third-Party Warehouse

SHANGHAI, CHINA – December 16, 2019 – Baozun Inc. (Nasdaq: BZUN) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced damage estimates related to inventory held at a third-party warehouse in Shanghai that experienced a fire on October 29, 2019.

Since the occurrence of the fire, the facility has been cordoned off by local authorities for safety and investigation purposes. As a result, Baozun has not yet been able to physically access the warehouse to fully assess damage to inventory. Based on initial findings of the local authorities issued on December 13, 2019, Baozun has concluded that the damage to its inventory at the warehouse is significantly greater than previously estimated.

While the Company is still unable to access the damaged warehouse, it plans to accrue an amount of approximately RMB53 million, which represents the Company’s estimated maximum loss associated with the incident and would be accrued in the fourth quarter of 2019. Actual losses may be less than the accrued amount. These accruals include inventory loss in the Company’s distribution model, potential compensation to goods owned by brand partners that receive warehousing and fulfillment services from Baozun under the Company’s consignment model, and legal and other expenses relating to damages incurred. At this time, the Company is actively seeking permission from local authorities to access the damaged warehouse.

As of October 31, 2019, Baozun operated 15 warehouses and used 19 warehouses operated by eight third-party warehouses service providers, to service the brand partners’ demand for warehouse services and logistic support. The warehouse damaged in the fire had been primarily dedicated to relatively slow-moving products, and based on order volume in October 2019, it accounted for less than 0.5% of Baozun’s total order volume processed through warehouses operated by Baozun and third-party warehouses.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. For example, the Company’s statements about amounts of accruals, expenses that may be incurred, determinations of third-party liability and potential causes of action are all forward-looking statements and inherently uncertain. Such statements are based upon management's current expectations, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the extent of fire damage, the outcome of potential legal proceedings against third parties, extent of insurance coverage, and future relationships with affected brand partners and third-party warehouse operators, all of which are difficult to predict and many of which are beyond the Company's control, which may cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com